Exhibit 21.1

Subsidiaries of the Registrant

	Company	Place of Incorporation	Percentage held

1	ITP Chartering S.r.l.	Italy	99%
2	ITP Group Brno s.r.o.	Czech Republic	100%
3	ITP Real Estate LLC	State of Texas	100%
4	ITP Surface Equipment PTE Ltd.	Singapore	100%
5	Vignati Fitting S.r.l.	Italy	100%
6	Surface Equipment Corporation	State of Texas	100%